SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35188; File No. 812-15519

Goldman Sachs Private Credit Corp. and Goldman Sachs Asset Management, L.P.

May 7, 2024

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of an application under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 18(a)(2), 18(c), 18(i) and section 61(a) of the Act.

Summary of Application: Applicants request an order to permit certain closed-end management investment companies that have elected to be regulated as business development companies to issue multiple classes of shares with varying sales loads and asset-based distribution and/or service fees.

Applicants: Goldman Sachs Private Credit Corp. and Goldman Sachs Asset Management, L.P.

Filing Dates: The application was filed on November 1, 2023, and amended on February 14, 2024.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by emailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by email, if an email address is listed for the relevant applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on June 3, 2024, and should be accompanied by proof of service on Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. The Applicants: William J. Bielefeld, william.bielefeld@dechert.com; Caroline L. Kraus, caroline.kraus@gs.com; and Curtis A. Tate, curtis.tate@ny.email.gs.com.

FOR FURTHER INFORMATION CONTACT: Steven I. Amchan, Senior Counsel, or Lisa Reid Ragen, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and condition, please refer to Applicants' amended and restated application, dated February 14, 2024, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at

https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.